SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the Fiscal Year Ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-16463

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Lee Ranch Coal Company Retirement and Savings Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peabody Energy Corporation

701 Market Street, St. Louis, Missouri	63101-1826

(Address of principal executive offices)	(Zip Code)

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Lee Ranch Retirement and Savings Plan 401(k) Plan Committee

We have audited the accompanying statement of net assets available for benefits of Lee Ranch Coal Company Retirement and Savings Plan (formerly Lee Ranch Coal Company Retirement and Savings Plan for Salaried Employees) as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP
Ernst & Young LLP

St. Louis, Missouri
June 4, 2004

Lee Ranch Coal Company
Retirement and Savings Plan
(Formerly Lee Ranch Coal Company Retirement
and Savings Plan for Salaried Employees)

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
	(Audited)	(Unaudited)
Assets
Investments, at fair value:
Investments in mutual funds	$8,732,976	$6,230,878
Investment in common/collective trust	6,211,073	5,751,522
Investment in Peabody Energy Stock Fund	13,907	8,389
Participant notes receivable	1,321,047	1,386,122

Total investments	16,279,003	13,376,911

Net assets available for benefits	$16,279,003	$13,376,911

See accompanying notes.

Lee Ranch Coal Company
Retirement and Savings Plan
(Formerly Lee Ranch Coal Company Retirement
and Savings Plan for Salaried Employees)

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2003	2002
	(Audited)	(Unaudited)
Additions
Interest and dividends	$460,869	$178,382
Net realized and unrealized appreciation (depreciation) of investments	1,435,460	(688,897)

Net investment income (loss)	1,896,329	(510,515)

Contributions:
Employee	1,113,086	338,129
Employer	462,342	130,407
Rollovers	87,959	—

Total contributions	1,663,387	468,536

Asset transfers in	—	7,952,322

Total additions	3,559,716	7,910,343

Deductions
Withdrawals by participants	(654,354)	(928,096)
Transfers out to other plans	—	(200,249)
Administrative expenses	(3,270)	(730)

Total deductions	(657,624)	(1,129,075)

Net increase in net assets available for benefits	2,902,092	6,781,268
Net assets available for benefits at beginning of year	13,376,911	6,595,643

Net assets available for benefits at end of year	$16,279,003	$13,376,911

See accompanying notes.

Lee Ranch Coal Company
Retirement and Savings Plan
(Formerly Lee Ranch Coal Company Retirement
and Savings Plan for Salaried Employees)

Notes to Financial Statements

Years Ended December 31, 2003 and 2002

1. Description of the Plan

The following description of the Lee Ranch Coal Company (the “Company”) Retirement and Savings Plan, formerly Lee Ranch Coal Company Retirement and Savings Plan for Salaried Employees, (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

Effective at the end of the day on December 31, 2002, the Lee Ranch Coal Company Retirement and Savings Plan for Hourly Employees (the “Hourly Plan”) was merged into the Lee Ranch Coal Company Retirement and Savings Plan for Salaried Employees (the “Salaried Plan”). All assets of the Hourly Plan were merged with the assets of the Salaried Plan on that date to form the Plan. Concurrent with the merger of the plans, the Hourly Plan’s participants and the Salaried Plan’s participants became participants in the Plan.

For the year ended December 31, 2002, the Hourly Plan was audited by an independent public accounting firm. The Salaried Plan did not require an audit for the year ended December 31, 2002 in accordance with Employee Retirement Income Security Act of 1974 (“ERISA”) provisions, and no audit was performed. The statement of net assets available for benefits as of December 31, 2002 and the statement of changes in net assets available for benefits for the year ended December 31, 2002 are unaudited.

General

The Plan is a defined contribution plan covering all employees of the Company. Employees are eligible for participation in the Plan on the date of their employment or any time afterward. The Plan is subject to the provisions of ERISA.

The Plan allows participants to invest in a selection of mutual funds, a common/collective trust and the Peabody Energy Stock Fund. All investments in the Plan are participant-directed.

Lee Ranch Coal Company
Retirement and Savings Plan
(Formerly Lee Ranch Coal Company Retirement
and Savings Plan for Salaried Employees)

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Each year, participants may contribute from 2% to 50% of pretax or after-tax annual compensation, as defined in the Plan. Prior to April 1, 2002, participants could contribute up to 16% of pretax or after-tax annual compensation, as defined in the Plan. Participants may also contribute distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

Effective April 1, 2002, in the calendar year that a participant is age 50 or older and each year thereafter, certain participants meeting additional specific criteria will be permitted to make catch-up contributions to the Plan. Participants will be able to contribute amounts over and above the maximum otherwise permitted by the Plan, subject to certain limitations.

The Company makes matching contributions equal to 100% of the first 4% of compensation that a participant contributes to the Plan on a pretax basis. After a participant’s pretax contributions reach the pretax limit established by the Internal Revenue Service (“IRS”), the Company matches 100% of the first 4% of compensation that a participant contributes to the Plan on an after-tax basis. Prior to April 1, 2002, the Company made matching contributions equal to 100% of the first 3% of compensation that a participant contributed to the Hourly Plan on a pretax basis.

Participants direct the investment of employer matching contributions. All contributions are subject to certain limitations as defined by the Plan and the IRS.

Forfeited Accounts

Employer contributions are reduced by forfeitures of non-vested amounts. The forfeiture credits amounted to $43,966 for the year ended December 31, 2003. As of December 31, 2003, the forfeiture credits that were available for future use amounted to $13,913.

Lee Ranch Coal Company
Retirement and Savings Plan
(Formerly Lee Ranch Coal Company Retirement
and Savings Plan for Salaried Employees)

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Participants may borrow up to 50% of their vested account balance from their fund accounts, subject to a minimum of $1,000 and a maximum of $50,000. The loans are secured by the balance in the participant’s account and bear interest at the prime interest rate as published in The Wall Street Journal on the first business day of the month in which the loan was made, plus 1%. Principal and interest are paid ratably through payroll deductions. Loan fees are paid by participants.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant, or their beneficiary, may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account, annual installments or a combination of the two. When service is otherwise terminated, a participant may receive the value of the vested interest in their account as a lump-sum distribution. A participant may also elect to take a withdrawal of all or a portion of their employee after-tax contribution account after being a participant for three months. This withdrawal cannot be made more than once in any three-month period.

Participants who have attained the age of 59 1/2 have the right to receive a partial or complete distribution of their vested account balance upon request, without penalty. Withdrawals in cases of hardship, as defined in the Plan, are also permitted.

Lee Ranch Coal Company
Retirement and Savings Plan
(Formerly Lee Ranch Coal Company Retirement
and Savings Plan for Salaried Employees)

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions and actual earnings thereon. Vesting in the Company matching contribution portion of their accounts occurs ratably based on years of continuous service (20% vested for each year of service, as defined, with 100% vesting after five years of service), automatically becoming fully vested when the participant attains the age of 65. A year of service is defined as any 12-month period during which the employee completes at least 1,000 hours of service.

Plan Termination

The Plan is voluntary on the part of the Company. The Company may terminate the Plan in whole or in part subject to the provisions of ERISA. Upon termination or complete discontinuance of all contributions to the Plan, participants’ accounts become fully vested. Currently, the Company has no intention to terminate the Plan.

Administrative Expenses

The administrative expenses of the Plan are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Lee Ranch Coal Company
Retirement and Savings Plan
(Formerly Lee Ranch Coal Company Retirement
and Savings Plan for Salaried Employees)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units in the common/collective trust are valued at net asset value at year-end. The stock fund is valued at year-end unit closing price (comprised of the year-end market price plus any uninvested cash position). Participant loans are valued at cost, which approximates market value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

3. Investments

The Plan’s investments (including investments purchased or sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2003	2002
	(Audited)	(Unaudited)
Mutual funds	$1,431,603	$(688,897)
Peabody Energy Stock Fund	3,857	—

	$1,435,460	$(688,897)

Lee Ranch Coal Company
Retirement and Savings Plan
(Formerly Lee Ranch Coal Company Retirement
and Savings Plan for Salaried Employees)

Notes to Financial Statements (continued)

3. Investments (continued)

Investments representing 5% or more of the fair value of the Plan’s net assets at December 31 were as follows:

	2003	2002
	(Audited)	(Unaudited)
Mutual funds:
Vanguard 500 Index Fund	$3,314,204	$2,294,760
Vanguard Prime Money Market	977,803	917,910
Vanguard U.S. Growth Portfolio	816,432	Less than 5%
Vanguard Wellington Fund	931,446	Less than 5%
Vanguard Windsor II Fund	1,071,250	779,029
Common/collective trust:
Vanguard Retirement Savings Trust	6,211,073	5,751,522

4. Income Tax Status

The Plan received a determination letter from the IRS dated May 2, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. The Plan’s sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

Lee Ranch Coal Company
Retirement and Savings Plan
(Formerly Lee Ranch Coal Company Retirement
and Savings Plan for Salaried Employees)

Notes to Financial Statements (continued)

5. Risks and Uncertainties

Participants direct the investment of their account balance under the Plan into various investment options offered by the Plan. The investment options offered by the Plan, and investment securities generally, are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule
Lee Ranch Coal Company
Retirement and Savings Plan
(Formerly Lee Ranch Coal Company Retirement
and Savings Plan for Salaried Employees)

Employer ID #13-2871045
Plan #103

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

	Description of
Identity of Issue	Investment Type	Current Value
Ariel Growth Fund*	649 shares of mutual fund	$29,288
Fidelity Equity-Income II Fund*	635 shares of mutual fund	14,454
Janus Fund*	1,332 shares of mutual fund	31,273
Janus Worldwide Fund*	285 shares of mutual fund	11,258
T. Rowe Price Science/Technology Fund*	2,269 shares of mutual fund	42,658
T. Rowe Price Small-Cap Stock Fund, Inc.*	535 shares of mutual fund	14,969
Gabelli Growth Fund*	793 shares of mutual fund	19,790
Managers Special Equity Fund*	45 shares of mutual fund	3,569
Vanguard 500 Index Fund*	32,280 shares of mutual fund	3,314,204
Vanguard Explorer Fund*	5,882 shares of mutual fund	386,005
Vanguard GNMA Fund*	5,541 shares of mutual fund	58,184
Vanguard International Growth Fund*	23,460 shares of mutual fund	378,414
Vanguard LifeStrategy Conservative Growth Fund*	3,389 shares of mutual fund	49,279
Vanguard LifeStrategy Growth Fund*	3,573 shares of mutual fund	64,893
Vanguard LifeStrategy Income Fund*	1,680 shares of mutual fund	22,175
Vanguard LifeStrategy Moderate Growth Fund*	2,295 shares of mutual fund	38,124
Vanguard LT Treasury Fund*	3,686 shares of mutual fund	41,915
Vanguard Prime Money Market*	977,803 shares of mutual fund	977,803
Vanguard REIT Index Fund*	3,455 shares of mutual fund	52,447
Vanguard Small-Cap Index Fund*	4 shares of mutual fund	93
Vanguard Total Bond Market Index Fund*	34,944 shares of mutual fund	360,276
Vanguard Total Stock Market Index Fund*	107 shares of mutual fund	2,777
Vanguard U.S. Growth Portfolio*	53,854 shares of mutual fund	816,432
Vanguard Wellington Fund*	32,331 shares of mutual fund	931,446

Supplemental Schedule
Lee Ranch Coal Company
Retirement and Savings Plan
(Formerly Lee Ranch Coal Company Retirement
and Savings Plan for Salaried Employees)

Employer ID #13-2871045
Plan #103

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

December 31, 2003

	Description of
Identity of Issue	Investment Type	Current Value
Vanguard Windsor II Fund*	40,440 shares of mutual fund	1,071,250
Vanguard Retirement Savings Trust*	6,211,073 shares of common/collective trust	6,211,073
Peabody Energy Stock Fund*	793 units of stock fund	13,907
Various participants	Participant loans, interest rates
	from 5.0% to 9.5%,
	maturities through April 15, 2017	1,321,047

		$16,279,003

*Parties-in-interest

SIGNATURES

Lee Ranch Coal Company Retirement and Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Lee Ranch Coal Company
Retirement and Savings Plan

Date: June 22, 2004	By:	/s/ SHARON D. FIEHLER

Sharon D. Fiehler
Peabody Energy Corporation
Executive Vice President,
Human Resources & Administration

EXHIBIT INDEX

The exhibits below are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
No.	Description of Exhibit
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm